Filed by Compaq Computer Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company:  Compaq Computer Corporation
Commission File No.:  333-73454

This filing relates to a planned merger (the “Merger”) between Hewlett-Packard Company (“HP”) and Compaq Computer Corporation (“Compaq”) pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the “Merger Agreement”), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

On February 15, 2002, the following letter, which Compaq plans to mail to shareholders, was posted on the Compaq website.

Vote "FOR" the merger by mail, phone or Internet.

See the enclosed white proxy card for easy instructions on telephone and Internet voting.

If you have any questions or need assistance in voting your shares, please call the firm assisting us in the solicitation of proxies:

Georgeson Shareholder Communications Inc.
111 Commerce Road, Carlstadt, NJ 07072
Banks and Brokers call collect: 201-896-1900
All others call toll-free: 866-728-9010

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2001, HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

On February 5, 2002, HP filed a Registration Statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002, and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000,Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.

COMPAQ

Compaq - 0215

“The single best way to increase the value of your investment in Compaq.”

For

COMPAQ

February 15, 2002

Dear Compaq Shareowner:

With Compaq's Special Meeting of Shareowners now only weeks away, you have the opportunity to cast your vote on Compaq's pending merger with Hewlett-Packard. After months of careful analysis and consideration, Compaq's Board of Directors unanimously concluded that the HP merger presents the single best way to increase the value of your investment in Compaq.

We urge you to act today to vote your shares "FOR" the merger by signing, dating and returning the enclosed WHITE proxy card in the enclosed postage-paid envelope. Your vote is important, no matter how many or how few shares you own.

"Your vote is important, no matter how many or how few shares you own."

The Compaq/HP merger offers the best way to increase the value of your Compaq investment.

Why? For two very compelling reasons:

Stronger Market Position

First, the information technology industry is undergoing rapid and fundamental changes, and our complementary strengths will make the combined company a much stronger competitor. We also will be a more strategic partner for our customers, well positioned to generate new levels of customer success.

Together, we will have a leading position in key growth markets, including servers, storage, personal systems, imaging and printing, and global services. We will deliver integrated solutions that build on the strengths of our products, services and partnerships. We will be able to innovate better and grow faster than either company could by itself. And we will double the size of our sales force, increasing account coverage and sales opportunities worldwide.

Immediate Financial Benefits

Second, we expect immediate and substantial financial benefits to be reflected in the value of your shares in the combined company. Together, we believe we will:

- Accelerate earnings growth through significant cost synergies
- Increase earnings stability through a powerful stream of recurring profits, particularly in the combined company's services and imaging and printing businesses
- Create a stronger, more balanced and more efficient operating model than either could alone
- Achieve $2.5 billion in annual cost savings – and that's a projection using very conservative assumptions. These savings represent $5-$9 in net present value per share of the combined company

Compaq's success in reducing inventories by $2.5 billion, cutting operating expenses by an annualized $1.7 billion and delivering positive cash flow of $1.5 billion during 2001 shows our commitment to operational excellence and outstanding execution. That kind of commitment will be critical to the successful integration of the two companies.

Accelerate Our Strategy

In addition to the immediate financial benefits, the merger builds on the strategy we outlined last June to become the leading IT solutions provider. That strategy has three key objectives:

1. Expand our portfolio of integrated products for large business customers,
2. Achieve critical mass in key services offerings, and
3. Rapidly improve the economics of our PC business by streamlining our manufacturing and distribution processes.

The combined company will have the same three objectives. **But the merger provides us with an opportunity to accelerate Compaq's strategy by at least two years.**

One of the reasons this merger is so compelling is that HP has been on a similar strategic path. Our views of customer needs, technology trends and competitive challenges are extremely close. We have a common understanding of the changes driving our industry and a shared determination to lead those changes rather than be led by them. We have put a tremendous amount of effort into making sure that we have detailed integration plans and that we're ready to execute from Day 1.

Better Business Partner

Clearly, we believe the proposed merger will increase value for our shareowners. We also believe it will increase value for our customers. Our customers tell us that they want fewer, more strategic partners. They want partners who can provide a full range of integrated solutions, not just stand-alone products. And, they want partners who can not only build their IT infrastructure but support it and manage it globally. Combining with HP will increase our resources and the speed with which we can evolve to meet these changing customer needs – better and faster.

"We believe the proposed merger will increase value for our shareowners ...and customers."

We Need Your Support to Deliver Value

Our merger with HP builds on Compaq's existing strengths to create a better business partner for our customers and financial benefits for you, our shareowners. We believe the effects will be immediate. The combined company will be guided by a well-defined and visionary strategy. It will be a leader in key growth markets. And it will be focused on operational excellence and outstanding execution.

In order to reap these benefits, we need your support in the form of a vote "FOR" the merger.

We are absolutely committed to providing value for all of our shareowners, and we will continue to communicate clearly and directly to you the benefits of this merger. **Once again, we urge you to vote "FOR" the merger by signing, dating and returning the enclosed WHITE proxy card. A postage-paid envelope is enclosed for your convenience. You may also vote by phone or over the Internet. Voting instructions are printed on the enclosed proxy card.**

Sincerely,

Michael D. Capellas
Compaq Chairman & CEO